Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, California 92130-2006 858.720.8900 main 858.509.3691 fax www.sheppardmullin.com

August 31, 2017

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Gus Rodriguez

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed July 28, 2017
File No. 001-34063

Dear Mr. Rodriguez:
We are submitting this letter at the request and on behalf of LendingTree, Inc. (the “Company”) in response to comments contained in the letter dated August 9, 2017 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gabriel Dalporto with respect to certain of the Company’s reports. Factual statements made in this letter are made on the basis of information provided to us by the Company.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Form 10-Q for the Quarter Ended June 30, 2017
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We note the continual increases in mortgage and non-mortgage revenues and comparable increases in related selling and marketing expenses. We also note that revenues from each of the non-mortgage products in the aggregate exceeded mortgage product revenues in each of the first two quarters of fiscal 2017. Please tell us and revise future filings to discuss the relationship between incremental selling and marketing costs for each mortgage and non-mortgage product and their respective revenues for the periods presented.

RESPONSE:
Revenue is driven by lender demand for the Company’s products. The Company adjusts selling and marketing expenditures dynamically in relation to anticipated revenue opportunities. The Company has increased its selling and marketing expense in the periods under review in both mortgage and non-mortgage categories in order to generate additional consumer inquiries to meet the increased demand of lenders in both mortgage and non-mortgage categories.
The Company does not track or account for all selling and marketing expense on an individual product basis. Note that the Company does monitor and analyze a non-GAAP measure of marketing efficiency which is referred to as Variable Marketing Margin. Variable Marketing Margin is calculated as revenue after subtracting variable marketing costs that directly influence revenue. While it is a useful directional metric of marketing efficiency for the enterprise as a whole, it is not a comprehensive accounting of marketing cost at a product level, and the Company does not believe it is a useful metric to quantify at a product level for investors. A portion of the Company’s selling and marketing expenses, such as those that build trust in the Company’s brand, are not directed to a specific product. Although much of the Company’s selling and marketing expenditures do target a particular product

August 31, 2017

type, those targeted expenditures often produce increases in consumer loan requests in other product categories as well.
The Company will provide additional disclosure in the “Selling and marketing expense” section of the MD&A in future filings substantially in the following format, beginning with the next Quarterly Report on Form 10-Q:
Revenue is driven by lender demand for our products, which is matched to corresponding consumer loan requests. We adjust our selling and marketing expenditures dynamically in relation to anticipated revenue opportunities in order to ensure sufficient consumer inquiries to profitably meet lender demand. An increase in a product’s revenue is generally met by a corresponding increase in marketing spend, and conversely a decrease in a product’s revenue is generally met by a corresponding decrease in marketing spend. This relationship exists for both mortgage and non-mortgage products.
* * *

If you require additional information, please telephone the undersigned at (858) 720-8943.
Very truly yours,

/s/ John D. Tishler

John D. Tishler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc: Gabriel Dalporto